

October 24, 2013

Via E-mail
Sidney Hinton
President and Chief Executive Officer
PowerSecure International, Inc.
1609 Heritage Commerce Court
Wake Forest, NC 27587

  Re: PowerSecure International, Inc.
     Form 10-K for the year ended December 31, 2012
     Filed March 7, 2013
     File No. 001-12014

Dear Mr. Hinton:

  We have reviewed your response dated September 30, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 14. Segment Information, page F-36

1. We note your response to comment 4 from our letter dated September 16, 2013. Please address the following items related to your segment composition:

   - Provide us with representative copies of the package of information regularly provided to your CODM and Board of Directors.

- Provide us with the titles and areas of responsibility of the direct reports to the CODM discussed in your response.

- You state that discrete revenue through gross margin information is available. Please tell us whether that information is ever included in the CODM reports or reviewed by the CODM, and if so, describe the circumstances under which it is included in the CODM reports or reviewed by the CODM.

- You also state that you do prepare a summary profit and loss rollup of full calendar year metrics by these three groupings from time-to-time as an information-only report, but this rollup is not used to manage the business or make resource allocation decisions. Please tell us how often you prepare this information-only report and if it is provided to the CODM. If so, please provide us with a representative copy of this report and explain in more detail why you believe it is not used by the CODM to manage the business or make resource allocation decisions.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief